Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting (the “AGM”) issued by Tencent Music Entertainment Group (the “Company”) serves as the notice of general meeting required under Rule

13.71 and the circular required under Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at https://ir.tencentmusic.com.

The AGM will be held at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong on Friday, June 30, 2023 at 10 a.m. (Hong Kong time), for the following purposes:

•	To table the financial statements of the Company for the year ended December 31, 2022, as contained in the annual report on Form 20-F and the Hong Kong annual report of the Company issued on April 26, 2023 (Hong Kong time).

•	To consider and, if thought fit, pass the following resolution, as an ordinary resolution: to confirm and approve the re-appointment of PricewaterhouseCoopers as the Auditor of the Company for 2023 and to authorize the Audit Committee of the Board of Directors of the Company to fix the Auditor’s remuneration.

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Hong Kong, May 22, 2023

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as Directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent Directors.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Notice of Annual General Meeting

to be held on June 30, 2023

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Tencent Music Entertainment Group (the “Company”) will be held on Friday, at 10 a.m. (Hong Kong time) on June 30, 2023 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong for the purposes of considering and, if thought fit, passing the following resolution (the “Proposed Resolution”):

•	As an ordinary resolution, to confirm and approve the re-appointment of PricewaterhouseCoopers as the Auditor of the Company for 2023 and to authorize the Audit Committee of the Board of Directors of the Company to fix the Auditor’s remuneration (the “Auditor Re-appointment Resolution”).

The passing of the Auditor Re-appointment Resolution requires approval by a simple majority of the votes cast by the Members of the Company as, being entitled to do so, vote in person or by proxy at the AGM.

The quorum of the AGM shall be one or more Members holding in aggregate at least a majority of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on Monday, May 22, 2023 (Hong Kong time), as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.000083 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000083 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on Monday, May 22, 2023 (U.S. Eastern Time) (the “ADS Record Date”, together with the Shares Record Date, the “Record Date”), will be able to directly instruct The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by such ADSs at the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. If holders of ADSs wish to exercise their voting rights for the underlying Class A Ordinary Shares, they must give voting instructions (i) directly to the Depositary if ADSs are held by holders on the books and records of the Depositary, or (ii) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may attend the AGM in person or appoint one proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct the Depositary if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares), which is available on our website at https://ir.tencentmusic.com and the ADS voting card (for holders of ADSs).

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), and your voting instructions to Depositary (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 10 a.m., Hong Kong time, on June 28, 2023 (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, being not less than 48 hours before the time for holding the AGM, to ensure your representation at the AGM. The Depositary must receive your voting instructions by no later than 12:00 p.m., U.S. Eastern Time, on June 21, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.tencentmusic.com, the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk or from the website of Securities and Exchange Commission of the United States at www.sec.gov.

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Executive Office:	Registered Office:

12/F, Unit 3, Building D, Kexing Science Park Kejizhongsan Avenue Hi-Tech Park, Nanshan District Shenzhen People’s Republic of China	PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

May 22, 2023

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as Directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent Directors.

4